Exhibit 99.22

Mercer Park Brand Acquisition Corp. Announces Election of Directors

TORONTO, October 14, 2020 - MERCER PARK BRAND ACQUISITION CORP. (“Mercer” or the “Company”) announced that the nominees listed in the management information circular and proxy statement for the 2020 annual general meeting of Class B shareholders were elected as directors of the Company. Detailed results of the votes by proxy for the election of directors held virtually today in Toronto, Ontario are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
Jonathan Sandelman	10,198,751	100%	0	0%
Lawrence Hackett	10,198,751	100%	0	0%
Andrew Smith	10,198,751	100%	0	0%

Details of the voting results on all matters considered at the meeting are available in the Company’s report of voting results, which is available under the Company’s profile on SEDAR at www.sedar.com.

About Mercer Park Brand Acquisition Corp.

Mercer Park Brand is a special purpose acquisition corporation incorporated under the laws of the Province of British Columbia for the purpose of effecting a Qualifying Transaction.

FOR FURTHER INFORMATION PLEASE CONTACT: Cody Slach & Sean Mansouri Gateway

Investor Relations (949) 574-3860 or BRND@gatewayir.com